Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	For the fiscal year ended September 30,
	June 30, 2006	2005	2004	2003	2002	2001
	($ in millions)
Consolidated pretax income before cumulative effect of change in accounting principle	$1,541.3	$2,378.6	$1,582.9	$1,008.2	$647.5	$407.8

Minority interests in pretax income of subsidiaries which have incurred fixed charges	1.0	—	4.8	8.8	1.3	—

Minority interests in pretax losses of majority owned subsidiaries which have incurred losses	(0.1)	(0.3)	(0.3)	(0.9)	(0.2)	—

Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	0.6	0.7	—

Amortization of capitalized interest	164.5	225.0	249.1	219.4	136.1	91.4

Interest expensed	52.3	33.9	17.5	19.5	17.8	17.7

Earnings	$1,759.0	$2,637.2	$1,854.0	$1,255.6	$803.2	$516.9

Interest incurred	$288.3	$306.8	$250.9	$253.8	$210.6	$139.9

Fixed charges	$288.3	$306.8	$250.9	$253.8	$210.6	$139.9

Ratio of earnings to fixed charges	6.10	8.60	7.39	4.95	3.81	3.69